

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 7, 2018

Patrick Morley
Chief Executive Officer
Carbon Black, Inc.
1100 Winter Street
Waltham, Massachusetts 02451

> **Re: Carbon Black, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 11, 2018**
> **File No. 377-01883**

Dear Mr. Morley:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Carbon Black, Inc., page 1

1.   Please clarify the extent to which you have penetrated the adjacent security markets you describe in this paragraph.

Risk Factors

Risks Related to Our Business and Industry

Organizations have been and may continue to be reluctant…, page 26

2.   Please provide examples of the types of industries that are reluctant to use cloud solutions for cyber security.

In deploying our cloud-based SaaS products…, page 28

3.   You outsource substantially all of the infrastructure relating to your cloud offerings to AWS. Please file your agreement with AWS as an exhibit under Item 601(b)(10) of Regulation S-K, or explain why you are not substantially dependent on such an agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 62

4.   We note that a substantial majority of your customers purchase your solutions under a subscription agreement. Please disclose the percentage of your customers that purchase your solutions under a subscription agreement with a term of one or three years for each of the financial periods presented.

Results of Operations, page 70

5.   You disclose on page 62 that in recent periods, you have focused on satisfying the increasing demand for cloud-based software and intend to continue to expand your cloud-based product offerings. We also note on page 63 that you released a cloud-based version of Cb Response in August 2015 and started offering Cb Defense in June 2016. Please revise to disclose the percentage or amount of revenue generated from your cloud-based product offerings during each of the periods presented, or advise why such disclosure is not warranted. Refer to Section III.B of SEC Interpretive Release No. 33-8350.

6.   Please quantify the increases in your revenue in 2016 attributable to additional sales to existing customers and sales to new customers, respectively. In addition, revise your disclosure to quantify the contributions of your Cb Response and Cb Protection products, respectively, to the increase in revenue in 2016. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Interpretive Release No. 33-8350.

Key Factors Affecting Our Performance, page 64

7.   Please disclose the number of direct sale customers and customers with one or more subscriptions to your platform through channel partners for each of the periods presented.

Business

Case Studies, page 96

8.   Please explain how you compiled these case studies, why you selected the profiled clients, and how these clients provide a meaningful representation of your user base. Also, disclose the time periods covered by the case studies, as well as any limitations in using these individual case studies.

Customers, page 105

9.   Please identify Optiv Security, Inc. as a customer that accounted for 35% and 31% of your revenue for the years ended December 31, 2015 and 2016, respectively, as you state on page 108. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 3. Business Combinations

Confer Technologies, Inc., page F-24

10.   Please describe your process for ensuring that each acquired intangible asset in your acquisition of Confer was properly identified. For example, tell us what consideration you gave to allocating any of the purchase consideration to intangible assets that result from or are to be used in research and development activities under ASC 805. In this regard, we note that Confer incurred research and development expenses and the acquisition was intended to strengthen your endpoint-security platform and allow you to offer a product specifically targeted at a significant customer segment that exhibited demand for a lightweight, next-generation antivirus solution.

General

11.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

12.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further

comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

13.   Please disclose the source of the following assertions in your prospectus.

- you are a leading provider of next-generation endpoint security solutions (pages 1, 62, and 92);

- you have a strong innovative technology leadership in multiple endpoint security categories (pages 2, 62 and 92);

- your flagship solutions are technology leaders (pages 2 and 92); and

- your adjacent addressable markets expand your market opportunity to $19 billion (pages 2 and 92).

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271, or Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Kenneth J. Gordon, Esq.
Goodwin Procter LLP